UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Second Quarter 2024 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: August 9, 2024

Exhibit 99.1

Dingdong (Cayman) Limited Announces Second Quarter 2024 Financial Results

SHANGHAI, August 7, 2024 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended June 30, 2024.

Second Quarter 2024 Highlights:

•

GMV for the second quarter of 2024 increased by 16.8% year over year to RMB6,218.7 million (US$855.7 million) from RMB5,322.4 million in the same quarter of 2023. In June, we saw remarkable growth, with the same stores' GMV increasing by 21.6% year over year, and all regions experienced positive year-over-year growth in scale.

•

Non-GAAP net income for the second quarter of 2024 increased by 1268.6% year over year to RMB103.1 million (US$14.2 million), the seventh consecutive quarter of non-GAAP profitability, compared with non-GAAP net income of RMB7.5 million in the same quarter of 2023.

•

Net income for the second quarter of 2024 was RMB67.1 million (US$9.2 million), compared with net loss of RMB36.6 million in the same quarter of 2023. Both non-GAAP and GAAP net income this quarter made record highs for the past 12 months.

•	Net cash provided by operating activities for the second quarter of 2024 was RMB245.7 million (US$33.8 million), the fourth consecutive quarter of net operating cash inflow.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “As of the second quarter of 2024, Dingdong has achieved profitability for seven consecutive quarters based on non-GAAP standards. Additionally, after the first quarter of this year, the company has again achieved GAAP profitability. Notably, we have resumed growth since the first quarter of this year. Both profits and revenue have shown positive year-over-year growth for two consecutive quarters. These achievements are mainly attributed to Dingdong's world-leading fresh grocery supply chain capabilities, which facilitate our continued growth in scale and profits. Considering our improved performance in the second quarter and our expectations for further growth, we have raised our forecasts for profitability and scale. We anticipate a significant year-over-year increase in net profit and scale for both the year as a whole and the third quarter, and are confident that we will achieve both non-GAAP and GAAP profitability.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “In the second quarter of 2024, Dingdong generated revenue of RMB5.6 billion, up 15.7% compared to the previous year. Non-GAAP net profit margin was 1.8%, a 1.6 percentage point increase from the previous year, with a net profit of RMB103 million, nearly a 13-fold increase from the previous year. This is the seventh consecutive quarter of non-GAAP profitability. The Company was profitable under the GAAP standards for a second consecutive quarter with net profit margin of 1.2%, up by 2.0 percentage points year-over-year, and net profit of RMB67.13 million, an increase of RMB103.73 million year over year. At the end of the second quarter, our balance of cash and cash equivalents, short-term restricted funds, and short-term investments amounted to RMB4.16 billion. We are continuously improving the efficiency of capital use and our financing structure. The actual balance of our own funds, which is the cash and cash equivalents, restricted cash and short-term investments deducted the balance of short-term borrowings, was RMB2.32 billion. In the second quarter, we achieved outstanding financial performance in line with our guidance. Considering our recent operating financial performance and balance sheet strength, we are confident we will meet our performance expectations for the third quarter and the whole year.”

Second Quarter 2024 Financial Results

Total revenues were RMB5,599.0 million (US$770.4 million) compared with total revenues of RMB4,840.6 million in the same quarter of 2023, primarily attributed to the increased numbers of transacting users and frequency of monthly purchases and resumed expanding our station network in Jiangsu, Zhejiang, and Shanghai this year, leading to a higher revenue.

Exhibit 99.1

•	Product Revenues were RMB5,517.9 million (US$759.3 million) compared with product revenues of RMB4,778.7 million in the same quarter of 2023.

•

Service Revenues were RMB81.1 million (US$11.2 million) compared with service revenues of RMB61.9 million in the same quarter of 2023, primarily driven by the increase of customers subscribing to Dingdong's membership program.

Total operating costs and expenses were RMB5,612.8 million (US$772.3 million) compared with RMB4,866.9 million in the same quarter of 2023, with a detailed breakdown as below:

•

Cost of goods sold was RMB3,919.4 million (US$539.3 million), an increase of 17.3% from RMB3,340.3 million in the same quarter of 2023. Cost of goods sold as a percentage of revenues increased slightly to 70.0% from 69.0% in the same quarter of 2023.

•

Fulfillment expenses were RMB1,252.9 million (US$172.4 million), an increase of 9.7% from RMB1,142.0 million in the same quarter of 2023. Fulfillment expenses as a percentage of total revenues decreased to 22.4% from 23.6% in the same quarter of 2023. This was mainly due to the increased order volume that boosted operational efficiency. In addition, we optimized the layout of the regional processing centers in the second half of 2023, which will continue to improve their operation efficiency this year.

•

Sales and marketing expenses were RMB129.7 million (US$17.8 million), an increase of 38.3% from RMB93.7 million in the same quarter of 2023. Sales and marketing expenses as a percentage of total revenues increased to 2.3% from 1.9% in the same quarter of 2023, mainly due to the increased spending on staff cost and sales and marketing activities to acquire new customers.

•

General and administrative expenses were RMB108.2 million (US$14.9 million), an increase of 21.4% from RMB89.1 million in the same quarter of 2023, mainly due to the increase of staff cost and professional service fees.

•

Product development expenses were RMB202.7 million (US$27.9 million), a slightly increase of 0.5% from RMB201.7 million in the same quarter of 2023. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

Income from operations was RMB53.6 million (US$7.4 million), compared with operating loss of RMB49.6 million in the same quarter of 2023.

Non-GAAP income from operations, which is a non-GAAP measure for income from operations that excludes share-based compensation expenses, was RMB89.6 million (US$12.3 million), increased by 1754.1% year over year, compared with Non-GAAP loss from operations of RMB5.4 million in the same quarter of 2023.

Net income was RMB67.1 million (US$9.2 million), compared with net loss of RMB36.6 million in the same quarter of 2023.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB103.1 million (US$14.2 million), increased by 1268.6% year over year, compared with non-GAAP net income of RMB7.5 million in the same quarter of 2023. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 1.8% compared with 0.2% in the same quarter of 2023.

Basic and diluted net income per share was RMB0.20 (US$0.00), compared with net loss per share of RMB0.12 in the same quarter of 2023. Non-GAAP net income per share, basic and diluted, was RMB0.31 (US$0.00), compared with RMB0.02 in the same quarter of 2023.

Cash and cash equivalents, restricted cash and short-term investments were RMB4,157.6 million (US$572.1 million) as of June 30, 2024, compared with RMB5,309.7 million as of December 31, 2023. We have been working

Exhibit 99.1

diligently to optimize our capital usage and financing structure. The cash and cash equivalents, restricted cash and short-term investments deducted the balance of short-term borrowings, is RMB2.32 billion, a net increase for the four consecutive quarter.

Guidance

The Company has raised its expectations for both net profit and scale again, and is anticipating considerable year-over-year growth for the third quarter and this year. The Company is looking to achieve both non-GAAP and GAAP profits in the third quarter and for the entire year of 2024.

Dingdong Announces the Change of Director

SHANGHAI, August 7th, 2024 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, today announced the appointment of Mr. Ed CHAN Yiu Cheong as the director of the Company, also the chair of Compensation Committee, member of Audit Committee and member of Nominating and Corporate Governance Committee, effective from August 7, 2024.

Mr. CHAN worked in numerous leading retail companies. Mr CHAN is currently a non-executive director of Treasury Wine Estates Limited (which is listed on the Australian Securities Exchange), and a board advisor of Lee Kum Kee Group and its subsidiary Infinitus. Mr CHAN was previously an executive director and the vice chairman of C.P. Lotus Corporation (which was listed on the Main Board of the Hong Kong Stock Exchange), a vice chairman of Charoen Pokphand Group Company Limited, an operating partner of SoftBank Investment Advisers and an independent non-executive director of Yum China Holdings, Inc. (which is listed on the New York Stock Exchange and the Main Board of the Hong Kong Stock Exchange). In addition, he was a partner of Gaorong Capital from July 2020 to June 2022, the president and chief executive officer of Walmart China from November 2006 to October 2011, and held senior positions with the Dairy Farm Group (including his last position as Regional Director, North Asia from November 2001 to November 2006). Mr CHAN also led Bertelsmann Music Group business in Greater China. Mr CHAN began his career as a consultant with McKinsey & Co working in both Hong Kong and the United States. He obtained a Bachelor degree from The University of Chicago and a Master degree from the Sloan School of Management, Massachusetts Institute of Technology

Mr. CHAN stated: “joining Dingdong, this remarkable company, fills me with immerse enthusiasm and I am truly honored and thrilled to serve as a director of Dingdong. Dingdong’s commitment in the fresh grocery e-commerce sector and its dedication to excellence have truly impressed me. I will closely work with our strong team and contribute my skills and expertise towards Dingdong’s continued success and growth .”

“We are pleased to have Mr. Chan as a board member. Mr. Chan’s deep insights and expertise in the consumer and retail industry will greatly complement our existing team’s capabilities. As our company continues to demonstrate improved financial and operational performance, we recognize the need to further strengthen our management team. We are committed to enhancing the depth and breadth of talent within our organization. With his appointment, we are taking a significant step towards achieving this goal. ” commented Mr. Changlin Liang, the Chairman and Chief Executive Officer of the Company.

The company also announced that Mr. Weili Hong, a director, also the chair of Compensation Committee, member of Audit Committee and member of Nominating and Corporate Governance Committee of the Company, has tendered his resignation to step down from his current positions due to personal reasons. Mr. Hong’s resignation will be effective from August 7, 2024. Mr. Hong’s resignation was not the result of any dispute or disagreement with the Company or the Board of Directors of the Company (the “Board”) or any matter relating to the operation, policies or practices of the Company.

“On behalf of the Company and the Board, I would like to express our deepest appreciation for Mr. Weili Hong’s years of service and for the positive impact he has made on our company’s growth and development” commented Mr. Changlin Liang, Chairman and CEO of Dingdong, “we also extend our best wishes to Mr. Hong in all his future endeavors .”

Exhibit 99.1

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Wednesday, August 7, 2024 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	7823656

The replay will be accessible through August 14, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	5232727

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

Exhibit 99.1

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,209,225	1,060,366	145,911
Restricted cash	480	1,301	179
Short-term investments	4,099,977	3,095,942	426,016
Accounts receivable, net	107,879	112,041	15,417
Inventories, net	471,872	475,366	65,413
Advance to suppliers	73,732	59,983	8,254
Prepayments and other current assets	187,486	201,097	27,672
Total current assets	6,150,651	5,006,096	688,862

Non-current assets:
Property and equipment, net	189,084	150,736	20,742
Operating lease right-of-use assets	1,262,134	1,247,578	171,672
Other non-current assets	96,687	92,859	12,778
Total non-current assets	1,547,905	1,491,173	205,192

TOTAL ASSETS	7,698,556	6,497,269	894,054

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,422,183	1,502,879	206,803
Customer advances and deferred revenue	240,280	257,709	35,462
Accrued expenses and other current liabilities	656,408	693,251	95,395
Salary and welfare payable	233,073	222,440	30,609
Operating lease liabilities, current	653,529	596,799	82,122
Short-term borrowings	3,300,214	1,832,776	252,198
Total current liabilities	6,505,687	5,105,854	702,589

Non-current liabilities:
Operating lease liabilities, non-current	568,039	607,365	83,576
Other non-current liabilities	126,206	134,562	18,516
Total non-current liabilities	694,245	741,927	102,092

Exhibit 99.1

TOTAL LIABILITIES	7,199,932	5,847,781	804,681

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	116,090	120,631	16,599

TOTAL MEZZANINE EQUITY	116,090	120,631	16,599

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	14,061,992	14,127,201	1,943,968
Treasury stock	(20,666)	(27,368)	(3,766)
Accumulated deficit	(13,679,965)	(13,605,107)	(1,872,125)
Accumulated other comprehensive income	21,169	34,127	4,696

TOTAL SHAREHOLDERS' EQUITY	382,534	528,857	72,774

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	7,698,556	6,497,269	894,054

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	4,778,733	5,517,850	759,281
Service revenues	61,873	81,103	11,161

Total revenues	4,840,606	5,598,953	770,442

Operating costs and expenses:
Cost of goods sold	(3,340,343)	(3,919,445)	(539,334)
Fulfillment expenses	(1,141,990)	(1,252,859)	(172,399)
Sales and marketing expenses	(93,731)	(129,659)	(17,842)
Product development expenses	(201,724)	(202,663)	(27,887)
General and administrative expenses	(89,067)	(108,165)	(14,884)

Total operating costs and expenses	(4,866,855)	(5,612,791)	(772,346)

Other operating (loss)/ income, net	(23,307)	67,438	9,280
(Loss) /income from operations	(49,556)	53,600	7,376
Interest income	41,340	37,807	5,202
Interest expenses	(24,425)	(14,023)	(1,930)
Other loss, net	(948)	(2,844)	(391)

(Loss) /income before income tax	(33,589)	74,540	10,257

Income tax expenses	(3,015)	(7,414)	(1,020)

Net (loss)/income	(36,604)	67,126	9,237

Accretion of redeemable noncontrolling interests	(2,122)	(2,292)	(315)

Net (loss)/income attributable to ordinary shareholders	(38,726)	64,834	8,922

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
Net (loss)/ income per Class A and Class B ordinary share:
Basic and diluted	(0.12)	0.20	—
Shares used in net (loss)/income per Class A and Class B ordinary share computation:
Basic	324,606,046	325,430,984	325,430,984
Diluted	324,606,046	329,814,651	329,814,651
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	98,302	9,441	1,299

Comprehensive income	61,698	76,567	10,536

Accretion of redeemable noncontrolling interests	(2,122)	(2,292)	(315)

Comprehensive income attributable to ordinary shareholders	59,576	74,275	10,221

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)

Net cash (used in) / generated from operating activities	(177,711)	245,738	33,815

Net cash generated from investing activities	43,003	278,839	38,370

Net cash used in financing activities	(126,218)	(592,905)	(81,587)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	5,265	(1,479)	(204)
Net decrease in cash and cash equivalents and restricted cash	(255,661)	(69,807)	(9,606)

Cash and cash equivalents and restricted cash at the beginning of the period	1,785,841	1,131,474	155,696
Cash and cash equivalents and restricted cash at the end of the period	1,530,180	1,061,667	146,090

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
	(Unaudited)
(Loss) /income from operations	(49,556)	53,600	7,376
Add: share-based compensation expenses (1)	44,139	36,001	4,954

Non-GAAP (loss) /income from operations	(5,417)	89,601	12,330

Operating margin	(1.0% )	1.0%	1.0%
Add: share-based compensation expenses	0.9%	0.6%	0.6%
Non-GAAP operating margin	(0.1% )	1.6%	1.6%

Net (loss)/income	(36,604)	67,126	9,237
Add: share-based compensation expenses (1)	44,139	36,001	4,954

Non-GAAP net income	7,535	103,127	14,191

Net (loss)/income margin	(0.8% )	1.2%	1.2%
Add: share-based compensation expenses	1.0%	0.6%	0.6%
Non-GAAP net income margin	0.2%	1.8%	1.8%

Net (loss)/income attributable to ordinary shareholders	(38,726)	64,834	8,922

Add: share-based compensation expenses (1)	44,139	36,001	4,954

Non-GAAP net income attributable to ordinary shareholders	5,413	100,835	13,876

Net (loss)/income per Class A and Class B ordinary share:
Basic and diluted	(0.12)	0.20	—
Add: share-based compensation expenses	0.14	0.11	—
Non-GAAP net income per Class A and Class B ordinary share:

Basic and diluted	0.02	0.31	—

(1) Share-based compensation expenses are recognized as follows:

For the three months ended June 30,
2023	2024	2024
RMB	RMB	US$
(Unaudited)

Exhibit 99.1

Fulfillment expenses	7,717	7,825	1,077
Sales and marketing expenses	2,092	1,844	254
Product development expenses	22,498	15,595	2,146
General and administrative expenses	11,832	10,737	1,477

Total	44,139	36,001	4,954